IMMEDIATE RELEASE

Contact: Elizabeth S. Hylton – 434.773.2311
Marketing and Community Affairs Officer

Date: June 16, 2010

Traded: NASDAQ National Market   **Symbol:**   AMNB

AMERICAN NATIONAL ANNOUNCES NEW PRESIDENT

Danville, Virginia -- American National Bank and Trust Company has named Jeffrey V. Haley as President of the Bank and as a member of the Bank's Board of Directors. He has also been named Executive Vice President of American National Bankshares Inc. (NASDAQ : AMNB), the holding company for the Bank. The action was taken by the Board of Directors of the Bank and the holding company on Tuesday, June 15, 2010.

Haley's previous positions were Executive Vice President and President of Trust and Financial Services for the Bank and Senior Vice President for the holding company. He will continue to be responsible for these areas and will also assume additional operational responsibilities at the Bank level.

Charles H. Majors, who was previously President and Chief Executive Officer of the Bank and the holding company, has been named Chairman of the Bank. He will continue as Chief Executive Officer of the Bank and will remain as President and Chief Executive Officer of the holding company.

"This action is part of our succession planning process," stated Majors. "Last December, the Board of Directors engaged an outside consulting firm to assist in the development of a plan for my ultimate retirement. After a thorough executive search, including internal and external candidates, the Board has determined that Jeff Haley is the best person to fill the position of Bank President. I concur wholeheartedly with the Board's decision."

"It is an honor to be named President of American National, with its 101 years of relationship banking excellence," said Haley. "Our long traditions of quality financial services, exceptional customer service, and dedication to our communities have nurtured a heritage that I will proudly continue."

Haley has been an officer of the Bank since January 1997. Prior to joining the Bank, he was Corporate Operations Manager for Leggett Department Stores.   A native of Danville, he is a graduate of James Madison University and the North Carolina School of Executive Bank Management. He currently serves as the Chairman-elect of the Danville Pittsylvania County Chamber of Commerce, Treasurer of the Future of the Piedmont Foundation and a member of the Board of Trustees of the Institute for Advanced Learning & Research. He also serves on the board and executive committee of Bankers Insurance LLC. He and his wife, Sarah, have two children: Jeffrey, a rising senior at Virginia Tech and Catherine, an entering freshman at Virginia Tech.

American National Bankshares Inc. is a bank holding company with assets of $810 million. Headquartered in Danville, Virginia, it is the holding company of American National Bank and Trust Company, a community bank serving Southern and Central Virginia and the northern portion of Central North Carolina with 18 banking offices. The Bank also manages $415 million of assets in its Trust & Investment Services Division.

American National Bank and Trust Company provides a full array of financial products and services. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Corporation and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Corporation's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.